Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 3, 2025

To Prospectus dated June 28, 2024

Registration File No. 333-280584

GE HealthCare Technologies Inc.

June 3, 2025

$650,000,000 4.800% Senior Notes due 2031

$850,000,000 5.500% Senior Notes due 2035

PRICING TERM SHEET

Issuer:	GE HealthCare Technologies Inc. (the “Issuer”)

Trade Date:	June 3, 2025

Settlement Date:	June 9, 2025 (T+4)

The Issuer expects to deliver the notes against payment for the notes on or about June 9, 2025, which will be the fourth business day following the date of the pricing of the notes, or “T+4”. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before settlement will be required, by virtue of the fact that the notes initially will settle T+4, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any date prior to one business day before settlement should consult their advisors.

Expected Ratings*:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)

Offering Format:	SEC Registered

Security Title:	4.800% Senior Notes due 2031 (the “2031 Notes”) 5.500% Senior Notes due 2035 (the “2035 Notes” and, together with the 2031 Notes, the “Notes”)

Principal Amount:	2031 Notes: $650,000,000 2035 Notes: $850,000,000

Maturity Date:	2031 Notes: January 15, 2031 2035 Notes: June 15, 2035

Coupon:	2031 Notes: 4.800% 2035 Notes: 5.500%

Benchmark Treasury:	2031 Notes: UST 4.000% due May 31, 2030 2035 Notes: UST 4.250% due May 15, 2035

Benchmark Treasury Price and Yield:	2031 Notes: 99-26+; 4.038% 2035 Notes: 98-08; 4.470%

Spread to Benchmark Treasury:	2031 Notes: +78 basis points (0.78%) 2035 Notes: +103 basis points (1.03%)

Yield to Maturity:	2031 Notes: 4.818% 2035 Notes: 5.500%

Issue Price:	2031 Notes: 99.906% of principal amount 2035 Notes: 99.999% of principal amount

Proceeds (before expenses and underwriters’ discount):	2031 Notes: $649,389,000 2035 Notes: $849,991,500

Underwriting Discount	2031 Notes: 0.550% of principal amount 2035 Notes: 0.600% of principal amount

Interest Payment Dates:	2031 Notes: Semiannually on January 15 and July 15 2035 Notes: Semiannually on June 15 and December 15

First Interest Payment Date:	2031 Notes: January 15, 2026 2035 Notes: December 15, 2025

Optional Redemption:

Make-Whole Call:

We may redeem the 2031 Notes at any time and from time to time prior to December 15, 2030, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of the Treasury plus 15 basis points, in either case plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

We may redeem the 2035 Notes at any time and from time to time prior to March 15, 2035, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of the Treasury plus 20 basis points, in either case plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Par Call:

We may redeem the 2031 Notes on or after December 15, 2030, at par plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

We may redeem the 2035 Notes on or after March 15, 2035, at par plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

CUSIP:	2031 Notes: 36266G AB3 2035 Notes: 36266G AC1

ISIN:	2031 Notes: US36266GAB32 2035 Notes: US36266GAC15

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Bookrunners:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

Senior Co-Managers:	ING Financial Markets LLC PNC Capital Markets LLC Santander US Capital Markets LLC SG Americas Securities, LLC Standard Chartered Bank**

Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**	Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC at (866) 718-1649.

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